Mail Stop 4561

October 19, 2006

Kenneth P. Wilcox
President, Chief Executive Officer and Director
SVB Financial Group
3003 Tasman Drive
Santa Clara, California 95054-1191

> **Re: SVB Financial Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 000-15637**

Dear Mr. Wilcox:

We have reviewed your response letter dated September 29, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 13 – Derivative Financial Instruments, page 128

1. We note your response to comment 1 of our letter dated September 19, 2006. Please provide us with your SAB 99 analysis used to conclude the inappropriate use of the short-cut method was not material to the financial statements from inception of the swap to December 31, 2005 and the financial statements for the period ended March 31, 2006. Please confirm in your response that you are using the long-haul method of assessing effectiveness upon redesignating the interest rate swap during the second quarter of 2006.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief